SEC FILE NUMBER 001-14793

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one:)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2006
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended: ___

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
First BanCorp.

Full Name of Registrant
N/A

Former Name if Applicable
1519 Ponce De Leon Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00908-0146

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -— NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As reported in a press release dated September 26, 2006, the corporation announced that it filed its amended 2004 annual report on Form 10-K/A with the Securities and Exchange Commission. The amended 2004 Form 10-K/A included restated financial statements for the fiscal years ended 2002-2004 that reflect changes primarily as a result of First Bancorp’s previously-reported audit committee review of the accounting treatment of certain mortgage-related transactions and pass-through trust certificates and of interest rate swaps that hedge the interest rate risk related to the fixed interest rate mainly on the corporation’s outstanding brokered certificates of deposit and certain medium-term notes. First Bancorp is currently in the process of preparing its 2005 annual report on Form 10-K. As soon as the 2005 Form 10-K has been filed; the corporation expects to begin preparing its quarterly reports on Form 10-Q. First Bancorp expects to file the annual report on Form 10-K for the year ended December 31, 2005 during the first quarter of 2007. Thereafter, it expects to file the appropriate quarterly reports, including the quarterly report on Form 10-Q for the quarter ended September 30, 2006.

SEC 1344(07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV —OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Fernando Scherrer	(787)	729-8098

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been file? If answer is no, identify report(s). Yes ☐ No ☒

The corporation's Quarterly Reports on Form 10-Q for the periods ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 and the corporations Annual Report on Form 10-K for the fiscal year ended December 31, 2005 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The corporation has not filed its quarterly financial statements for the quarter ended September 30, 2005 yet because it finished preparing restated financial statements for the fiscal years ended 2002-2004 on September 26, 2006. Therefore, the corporation does not know now whether the results for the quarter ended September 30, 2006 will significantly differ from the corresponding 2005 quarter. In light of the requirement to mark to market the interest rate swaps that hedge the interest rate risk related to certain of the corporation's liabilities in the period ended September 30, 2005 but not in the 2006 period because of the corporation's adoption of the long-haul method of accounting for most of the interest rate swaps during April 2006, the results for the 2006 period may differ significantly from the 2005 period.
First BanCorp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By /s/ Fernando Scherrer
	Name:	Fernando Scherrer
	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232,201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (§232.13(b) of this chapter.